FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2007

Commission File Number: 001-11960

AstraZeneca PLC
15 Stanhope Gate, London, England W1K 1LN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Successful AstraZeneca Tender Offer for MedImmune Shares”, dated 1 June 2007.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 June 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 June 2007.

4.	Press release entitled, “AstraZeneca CFO to join Goldman Sachs”, dated 6 June 2007.

5.	Press release entitled, “AstraZeneca Successfully Completes Tender Offer for MedImmune Shares”, dated 6 June 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 June 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 June 2007.

8.	Press release entitled, “TR-1: Notification of Major Interests in Shares”, dated 18 June 2007.

9.	Press release entitled, “AstraZeneca Successfully Completes Acquisition of MedImmune”, dated 19 June 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 June 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 June 2007.

12.	Press release entitled, “TR-1 Notification of Major Interests in Shares”, dated 25 June 2007.

13.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 29 June 2007.

14.	Press release entitled, “Transparency Directive – Voting Rights and Capital”, dated 29 June 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	05 July 2007	By:	/s/ Justin W Hoskins
			Name:	Justin W Hoskins
			Title:	Assistant Secretary

Item 1

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

SUCCESSFUL ASTRAZENECA TENDER OFFER FOR MEDIMMUNE SHARES

96.0% of MedImmune’s Shares Tendered and Subsequent Offering Period Announced

AstraZeneca PLC (“AstraZeneca”) today announced the success of the tender offer by its indirect wholly owned subsidiary, AstraZeneca Biopharmaceuticals Inc. (“Purchaser”), for all of the outstanding shares of common stock of MedImmune, Inc. (“MedImmune”).  The initial offering period expired, as scheduled, at 12:00 midnight, New York City time, on Thursday, May 31, 2007.  Prior to the expiration of the initial offering period, AstraZeneca and Purchaser waived the condition to the offer relating to the receipt of approval or an exemption under the antitrust and competition laws of the Slovak Republic and, as a result, all conditions to the offer were satisfied or waived on or prior to the expiration of the initial offering period.

As of the expiration of the initial offering period, a total of approximately 229,271,957 shares of MedImmune common stock were validly tendered and not withdrawn (including approximately 27,750,668 shares delivered through notices of guaranteed delivery), representing approximately 96.0% of the outstanding shares of MedImmune common stock. Purchaser has accepted for purchase all shares that were validly tendered during the initial offering period.  Purchaser will deposit the purchase price to pay for all such shares with The Bank of New York, the depositary for the offer, who is expected in turn to transmit such funds to the tendering stockholders on or about June 6, 2007.

AstraZeneca also announced that Purchaser will provide a subsequent offering period for all remaining shares of MedImmune common stock to permit stockholders who have not yet tendered their shares the opportunity to do so.  This subsequent offering period will expire at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  During the subsequent offering period, the same $58.00 per share cash consideration offered during the initial offering period will be paid.  Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) the guaranteed delivery procedures may not be used during the subsequent offering period and (2) no shares tendered during the subsequent offering period may be withdrawn.

After the expiration of the subsequent offering period, AstraZeneca intends to complete the acquisition of MedImmune through a short-form merger without a vote or meeting of MedImmune’s stockholders, after which MedImmune will immediately become an indirect wholly owned subsidiary of AstraZeneca.  In order to comply with certain advance notice provisions in the indentures governing MedImmune’s 1.375% Convertible Senior Notes Due 2011 and 1.625% Convertible Senior Notes Due 2013, the merger is expected to occur on or about June 18, 2007.  In the merger, each of the remaining shares of MedImmune common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per share, without interest, that was paid in the tender offer.  Following the merger, MedImmune’s common stock will cease to be traded on the NASDAQ Global Select Market.

Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell MedImmune common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials, which were mailed to MedImmune’s stockholders) filed by a subsidiary of AstraZeneca with the Securities and Exchange Commission (“SEC”) on May 3, 2007. In addition, on May 3, 2007, MedImmune filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer, which was mailed to MedImmune’s stockholders. The tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained free of charge by contacting the information agent for the tender offer, Georgeson, Inc., at +1 877 653 2948 (toll-free). In addition, all of these materials (and all other materials filed by MedImmune and AstraZeneca with the SEC) are available for free at the website maintained by the SEC at www.sec.gov.

1st June 2007

AstraZeneca
Media Enquiries:

AstraZeneca

Media Enquiries:

Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034

Staffan Ternby (Sweden)	(8) 553 26107

Emily Denney (Wilmington)	(302) 885 3451

Analyst/Investor Enquiries:

Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322

Staffan Ternby (Sweden)	(8) 553 26107

Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506

Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000

Richard Girling

Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000

Charlie Foreman

Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000

Phil Raper

MedImmune

Media Enquiries:

Jamie Lacey	301-398-4035

Analyst/Investor Enquiries:

Pete Vozzo	301-398-4358

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 June 2007, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2677 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,498,513,355.

G H R Musker
Company Secretary
4 June 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 June 2007, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2654 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,497,631,159.

G H R Musker
Company Secretary
6 June 2007

Item 4

AstraZeneca CFO to join Goldman Sachs

AstraZeneca PLC announces the resignation of its Chief Financial Officer, Jon Symonds, with effect from the end of July. Jon Symonds joined Zeneca in 1997 as CFO after 17 years at KPMG. Within months of joining, he was involved in the merger negotiations with Swedish pharmaceutical company, Astra.  After completion of the merger in 1998, Jon was appointed as CFO for AstraZeneca PLC.

“Jon has played a critical role in driving AstraZeneca to become one of the leading, most focused and most successful pharmaceutical companies in the world. On a personal level, I have worked closely with him for several years and have valued his knowledge of the business, strategic thinking, and wise financial counsel enormously,” said David Brennan, CEO.

Jon leaves AstraZeneca to join global investment banking, securities and investment management firm, Goldman Sachs in mid September as a managing director. His legacy at AstraZeneca includes a record of consistent strong financial performance and a mature, well structured global Finance leadership team.

Louis Schweitzer, Chairman, commented, “I have the utmost respect for Jon’s personal and professional capabilities, he carries significant credit both for the success of the merger itself and for AstraZeneca’s sound financial performance since 1998. I regret Jon’s decision to leave AstraZeneca, however, the move to Goldman Sachs represents an exciting career challenge for him and I wish him every success with it.”

An external search is underway to identify a successor.

6 June 2007

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0) 207 304 5322
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

Goldman Sachs:
Paul Kafka, Tel:  +44(0) 207 774 4667

Item 5

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

AstraZeneca Successfully Completes Tender Offer for MedImmune Shares

AstraZeneca PLC (“AstraZeneca”) today announced that it successfully completed its tender offer for all of the outstanding shares of common stock of MedImmune, Inc. (“MedImmune”).  The subsequent offering period for the offer expired at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  AstraZeneca Biopharmaceuticals Inc., a wholly owned subsidiary of AstraZeneca, purchased in the initial and subsequent offering periods of the offer a total of approximately 218,750,474 MedImmune shares (excluding shares tendered through notices of guaranteed delivery which have not to date been received), representing approximately 91.6% of the outstanding shares of MedImmune.

As previously announced, AstraZeneca expects to effect, without a vote or meeting of MedImmune’s stockholders, a short-form merger on or about June 18, 2007 to complete the MedImmune acquisition.  Following the merger, MedImmune will be an indirect wholly owned subsidiary of AstraZeneca.  In the merger, each of the remaining shares of MedImmune common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per share, without interest, that was paid in the tender offer.  Following the merger, MedImmune’s common stock will cease to be traded on the NASDAQ Global Select Market.

6 June 2007

AstraZeneca

Media Enquiries:

Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034

Staffan Ternby (Sweden)	(8) 553 26107

Emily Denney (Wilmington)	(302) 885 3451

Analyst/Investor Enquiries:

Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322

Staffan Ternby (Sweden)	(8) 553 26107

Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506

Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000

Richard Girling

Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000

Charlie Foreman

Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000

Phil Raper

MedImmune

Media Enquiries:

Jamie Lacey	301-398-4035

Analyst/Investor Enquiries:

Pete Vozzo	301-398-4358

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan

-Ends-

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 June 2007, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2624 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,496,832,059.

G H R Musker
Company Secretary
8 June 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 June 2007, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2573 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,496,236,541.

G H R Musker
Company Secretary
11 June 2007

Item 8

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.	Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3.	Full name of person(s) subject to the notification obligation:
Capital Group International, Inc.

4.	Full name of shareholder(s) (if different from 3.) :
……………..

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):
13 June 2007

6.	Date on which issuer notified:
14 June 2007

7.	Threshold(s) that is/are crossed or reached:
4%

8.	Notified details:
……………..

A:           Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights
Ordinary Shares	42,621,349	42,621,349
American Depositary Receipt	19,918,571	19,918,571
Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares		42,621,349		39,694,229		2.6662%
American Depositary Receipt		19,918,571		19,773,046		1.3216%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
59,667,275	3.9878%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:

Commencing 20 January 2007, The Capital Group Companies, Inc., no longer reports ownership of securities.  Capital Group International, Inc. and Capital Research and Management Company now report relevant holdings separately for the purposes of the new DTR Handbook.

14.	Contact name:
Justin Hoskins – Assistant Secretary

15.	Contact telephone number:
020 7304 5112

Item 9

[NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION]

AstraZeneca Successfully Completes Acquisition of MedImmune

AstraZeneca PLC (“AstraZeneca”) today announced that on June 18, 2007 it completed its acquisition of MedImmune, Inc. (“MedImmune”) pursuant to a short-form merger in which a subsidiary of AstraZeneca was merged with and into MedImmune with MedImmune continuing as the surviving corporation.  MedImmune is accordingly now 100% owned by AstraZeneca.  AstraZeneca had previously announced the acquisition of approximately 91.6% of MedImmune’s outstanding common stock pursuant to a cash tender offer.  In connection with the merger, all remaining outstanding shares of MedImmune’s common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by MedImmune, AstraZeneca or any of their subsidiaries), were converted into the right to receive the same $58.00 cash per share, without interest, that was paid in the tender offer.

-Ends-
June 19 2007

AstraZeneca

Media Enquiries:

Steve Brown / Edel McCaffrey (London)	(020) 7304 5033/5034

Staffan Ternby (Sweden)	(8) 553 26107

Emily Denney (Wilmington)	(302) 885 3451

Analyst/Investor Enquiries:

Jonathan Hunt / Mina Blair / Karl Hård (London)	(020) 7304 5087/5084/5322

Staffan Ternby (Sweden)	(8) 553 26107

Ed Seage / Jorgen Winroth (US)	(302) 886 4065/(212) 579 0506

Merrill Lynch (Financial Adviser to AstraZeneca)	+44 (0) 20 7628 1000

Richard Girling

Deutsche Bank (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7545 8000

Charlie Foreman

Goldman Sachs (Joint Corporate Broker to AstraZeneca)	+44 (0) 20 7774 1000

Phil Raper

MedImmune

Media Enquiries:

Jamie Lacey	301-398-4035

Analyst/Investor Enquiries:

Pete Vozzo	301-398-4358

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or Japan

2

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 June 2007, it purchased for cancellation 254,000 ordinary shares of AstraZeneca PLC at a price of 2599 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,496,056,576.

G H R Musker
Company Secretary
21 June 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 June 2007, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2563 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,495,319,481.

G H R Musker
Company Secretary
25 June 2007

Item 12

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AstraZeneca PLC

2.	Reason for the notification (place an X inside the appropriate bracket/s)
An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( X )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3.	Full name of person(s) subject to the notification obligation:
Capital Research and Management Company

4.	Full name of shareholder(s) (if different from 3.) :
……………..

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):
10 April 2007

6.	Date on which issuer notified:
21 June 2007

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:
……………..

A:	Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting Rights
Ordinary Shares	51,467,730	51,467,730
American Depositary Receipt	25,528,350	25,528,350
Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares		48,432,710		48,432,710		3.2060%
American Depositary Receipt		22,828,350		22,828,350		1.5111%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)
Number of voting rights	% of voting rights
71,261,060	4.7171%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
……………..

Proxy Voting:

10.	Name of the proxy holder:
……………..

11.	Number of voting rights proxy holder will cease to hold:
……………..

12.	Date on which proxy holder will cease to hold voting rights:
……………..

13.	Additional information:

Commencing 20 January 2007, The Capital Group Companies, Inc., no longer reports ownership of securities.  Capital Group International, Inc. and Capital Research and Management Company now report relevant holdings separately for the purposes of the new DTR Handbook.

14.	Contact name:
Justin Hoskins – Assistant Secretary

15.	Contact telephone number:
020 7304 5112

Item 13

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE
REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 2 July 2007 and ends on 31 October 2007, therefore running through its two close periods which commence on 1 July 2007 ending 26 July 2007 and commence 1 October 2007 ending 1 November 2007. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

G H R Musker
Company Secretary
29 June 2007

Item 14

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 29 June 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,495,954,141 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,495,954,141.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
29 June 2007